UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated January 2, 2026

Item 1

RELEVANT INFORMATION

Bogotá D.C., January 2, 2026. Grupo Aval informs that, pursuant to Public Deed No. 2,647 dated December 19, 2025, executed before Notary Office No. 37 of Bogotá D.C., and registered on January 1, 2026 before the Chamber of Commerce of Bogotá under the file 03331828 of Book IX and before the Chamber of Commerce of Cali under No. 1 of Book IX, the partial spin-off of Fiduciaria Bogotá S.A. (“FiduBogotá”), Fiduciaria de Occidente S.A. (“FiduOccidente”), and Fiduciaria Popular S.A. (“FiduPopular”, the “Spun-off Companies”) in favor of Aval Fiduciaria S.A. (“Aval Fiduciaria”) was completed. Through this transaction, the Spun-off Companies, without being dissolved or liquidated, transferred as a whole a portion of their assets, represented by the entirety of their fiduciary business, which includes all fiduciary transactions and products under management, the liabilities and assets related to such business, as well as the assignment of the contractual positions held by the Spun-off Companies in the fiduciary transactions and products they managed in their capacity as trust companies, so that they were absorbed by Aval Fiduciaria (the “Spin-off”). The Spin-off was previously approved by the Colombian Financial Superintendence, in the exercise of its legal powers, through Resolution No. 1777 dated September 23, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel